July 15, 2010

James Tilton
Chairman and Chief Executive Officer
NuMobile, Inc.
2520 South Third Street, Suite 206
Louisville, KY 40208

      Re: **NuMobile, Inc.**
               Revised Preliminary Information Statement on Schedule 14C
               Filed July 8, 2010
               File No. 000-30949

Dear Mr. Tilton:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

               Sincerely,

               Maryse Mills-Apenteng
               Special Counsel

cc: <u>Via facsimile at (212) 930-9725</u>
          Andrea Cataneo, Esq.
          Jeff Cahlon, Esq.
          Sichenzia Ross Friedman Ference LLP